

02019555

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52271

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 15 2002 365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sundiata Capital

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 OCEAN PARK BLVD. SUITE 3048
(No. and Street)

SANTA MONICA	CA	90045
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SEBASTIAN GRANDE (310)664-1556
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MEIR AND MEIR, CERTIFIED PUBLIC ACCOUNTANTS
(Name — *if individual, state last, first, middle name*)

139 SOUTH BEVERLY DR. SUITE 204, BEVERLY HILLS, CA 90212
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SEBASTIAN GRANDE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUNDIATA CAPITAL, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PARTNER

Title

Notary Public

BRADLEY P. BEILINSON
COMM. # 1261469
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. May 19, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MEIR & MEIR
CERTIFIED PUBLIC ACCOUNTANTS

To the Partners
of Sundiata Capital

We have audited the accompanying balance sheet of Sundiata Capital as of December 31, 2001, and the related statements of income, partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes and discloses in the financial statements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sundiata Capital as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Meir & Meir

Beverly Hills, California
March 1, 2002

139 South Beverly Drive, Suite 204 · Beverly Hills, California 90212
Telephone: (310) 274-7541 Facsimile: (310) 274-1015 Email: meirandmeir@earthlink.net

SUNDIATA CAPITAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	7,186
Accrued interest		3,344
Note receivable (Note 2)		75,000
Organization cost,		
Less accumulated amortization of $2,809		3,769
TOTAL ASSETS	$	89,299

LIABILITIES AND PARTNERS' EQUITY

Accounts Payable	$	-0-
TOTAL LIABILITIES		-0-
Commitments and contingent liabilities (Note 3)		
PARTNERS' EQUITY		89,299
TOTAL LIABILITIES AND PARTNERS' EQUITY	$	89,299

The accompanying notes are an integral part of these financial statements

SUNDIATA CAPITAL
STATEMENT OF INCOME
DECEMBER 31, 2001

REVENUES		
Interest	$	3,637
TOTAL REVENUES		3,637
EXPENSES:		
Amortization		864
Operating and administrative		4,009
TOTAL EXPENSES		4,873
NET INCOME (LOSS)	$	<1,236>

The accompanying notes are an integral part of these financial statements

SUNDIATA CAPITAL
STATEMENT OF PARTNERS' CAPITAL
FOR THE YEAR ENDING DECEMBER 31, 2001

Partners' Capital Balance at January 1, 2001	$ 15,535
Net Income <Loss>	<1,236>
Capital Contributions	75,000
Partners' Capital Balance at December 31, 2001	$ 89,299

The accompanying notes are an integral part of these financial statements

SUNDIATA CAPITAL
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2001

Cash flows from operating activities		
Net Income <Loss>	$	<1,236>
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization		864
<Increase> in note receivable		<75,000>
<Increase> in accrued interest receivable		<3,344>
		<77,480>
Net cash provided <used> by operating activities		<78,716>
Cash flows from financing activities		
Cash flows from partners' contribution		75,000
Net increase <decrease> in Cash and Cash equivalents		<3,716>
Cash and cash equivalents January 1, 2001		10,902
Cash and cash equivalents December 31, 2001	**$**	**7,186**

The accompanying notes are an integral part of these financial statements

SUNDIATA CAPITAL
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDING DECEMBER 31, 2001

Subordinated liabilities, at January 1, 2001	$	- 0 -
Increases		- 0 -
Decreases		- 0 -
Subordinated liabilities, at December 31, 2001	$	- 0 -

The accompanying notes are an integral part of these financial statements

SUNDIATA CAPITAL
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2001

Sundiata Capital, a California partnership, was formed on May 8, 1998 under the laws of California. The Company obtained NASD approval as a fully-disclosed broker/dealer, which does not hold funds or securities for customers.

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2001 and revenues and expenses for the period ended December 31, 2001. Actual results could differ from those estimates.

The carrying amount reported in the balance sheet for cash and cash equivalents, accounts receivable and accounts payable at December 31, 2001, approximates fair value due to the short maturity of these instruments.

Expense items of a nature which will benefit future periods are charged to the prepaid expense accounts and are amortized over the estimated useful life of the assets.

Property and equipment are stated at cost, net of accumulated depreciation. Additions, renewals, and betterment's are capitalized whereas expenditures for maintenance and repairs are charged to expense. The cost and related accumulated depreciation of assets retired or sold are removed from the appropriate asset and depreciation accounts, and the resulting gain or loss is reflected in income, except for gain or loss on assets traded where it is reflected in the basis of the newly acquired asset.

It is the policy of the Company to provide depreciation based on the estimated useful life of the individual units of property and equipment. The depreciation methods and the estimated useful lives used as the basis for the application of those methods are as follows:

Description	Method	Estimated Useful Life
Plant & Equipment	Straight-line	5 Years
Furniture and fixtures	Straight-line	5 Years

Leasehold improvements are amortized over the term of the lease or the estimated life of improvement, whichever is shorter. Maintenance and minor repairs are charged to operations as incurred.

For financial reporting and income tax purposes the Company provides for income and expenses on the accrual basis of accounting.

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash. The Company places its cash with high credit quality financial institutions. At times such investments may be in excess of the FDIC limit.

NOTE 2: **NOTE RECEVIABLE**

Note receivable from Lessa Investments Co., a California general partnership, commenced on October 23, 2001, maturity date February 23, 2002, annual interest of 24% paid on maturity date.

NOTE 3: **COMMITMENTS AND CONTINGENT LIABILITIES**

The Company subleases its operating facilities in Santa Monica, California, from a related party under a lease agreement expiring on December 31, 2002.

Minimum future rental payments under a non-cancelable operating lease are as follow:

Year Ended December 31:		Amount
2002		914
	Total	$ 914

The rent expense for the years ended December 31, 2001 which amount to $840 was not paid by the company. The lessor has no intention to collect such rent and accordingly this expense is not reflected in the accompanying financial statements.

NOTE 5: **INCOME TAXES**

No provision has been made for federal and state income taxes, since such taxes are the obligation of the individual partners.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company, as a broker-dealer, is required under the provisions of Rule 14c3-1 of the Securities Exchange Act of 1934 to maintain. a ratio of aggregate indebtedness to net capital, as defined, not exceeding 8 to 1. The basic concept of the Rule is liquidity, its object being to require a broker or dealer to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2001 the Company has net capital, as defined, of $7,186 which is $2,186 in excess of the required minimum capital.

NOTE 7: RESERVE REQUIREMENT FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph k(2)(A) of such rule) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers accounts and does not otherwise hold funds or securities of customers. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 8: CASH FLOW INFORMATION

For purposes of the statement of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents.

Net cash used in operating activities reflects cash payments of interest. During the year ended December 31, 2001 the Company did not incur any interest expenses and accordingly no such payments were made.

There were no non-cash transactions excluded from the statement of cash flows.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2001

SUNDIATA CAPITAL
DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
DECEMBER 31, 2001

A computation of reserve requirement is not applicable to Sundiata Capital as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

SUNDIATA CAPITAL
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2001

Information relating to possession or control requirements is not applicable to Sundiata Capital as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

SUNDIATA CAPITAL
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

	As Reported Herein	As Originally Reported	Adjustment
Total Partners' Equity	$ 89,299	$ 85,824	$ 3,475
Non-allowable Assets	82,113	78,769	3,344
Net Capital before haircuts	7,186	7,055	131
Haircuts on Securities	-0-	-0-	- 0 -
Net Capital	7,186	7,055	131
Required Net Capital	5,000	5,000	- 0 -
Excess Net Capital	$ 2,186	$ 2,055	$ 131

Differences in net capital computations are due to accrued interest income adjustment made during the examinations.

SUNDIATA CAPITAL
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from statement of financial condition	$	- 0 -
Total aggregate indebtedness	$	- 0 -

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	2,186
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	7,186
Percentage of aggregate indebtedness to net capital		0%


MEIR & MEIR
CERTIFIED PUBLIC ACCOUNTANTS

To the Partners
Sundiata Capital

In planning and performing our audit of the financial statements of Sundiata Capital for the year ended December 31, 2001 we considered its internal control structure, including procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

139 South Beverly Drive, Suite 204 Beverly Hills, California 90212
Telephone: (310) 274-7541 Facsimile: (310) 274-1015 Email: meirandmeir@earthlink.net

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Meir & Meir

Beverly Hills, California
March 1, 2001